EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Place of Incorporation

PECO II Global Services, Inc.	Delaware

Apex Telecommunications Manufacturing, Inc.	New Hampshire

PECO Telecommunications LLC(1)	Delaware

PECO Powering LLC(2)	Delaware

(1) General Partner in PECO II Texas, LP with 1% interest.

(2) Limited Partner in PECO II Texas, LP with 99% interest.